SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                             MERIS LABORATORIES, INC.
- ----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   589848100
- ----------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen Feinberg
                               450 Park Avenue
                                  28th Floor
                            New York, New York 10022
                                (212) 891-2100
- ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 18, 1996
- ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

                                  Page 1 of 6 Pages

____________________________________________________________________________
(1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Stephen Feinberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
            WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER*

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER*

OWNED BY       ______________________________________________________________


EACH           (9)  SOLE DISPOSITIVE POWER*

REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER*

_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,676,058
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            17.30%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------------

* (a) The person filing this statement is Stephen Feinberg. Mr. Feinberg indirectly through one or more partnerships or other entities, possesses voting and investment power over all Shares owned by (i) Cerberus Partners, L.P. ("Cerberus"), a Delaware limited partnership, (ii) Cerberus International, Ltd. ("International") and Ultra Cerberus Fund, Ltd. ("Ultra"), each of which are corporations organized under the laws of the Bahamas, and
(iii) various private investment funds (the "Funds").

     (b) The approximate aggregate percentage of securities reported beneficially owned by each person herein is based on 792,000 Shares underlying Warrants and 884,058 Shares underlying Debentures (assuming a conversion price of $3.45 per Share).
     (c) Although Cerberus is the record owner of all of the principal amount of the Debentures issued pursuant to the Purchase (as defined in Item 3), and Madeleine LLC ("Madeleine") is the record owner of all of the Warrants issued pursuant to the Loan Agreement (as defined in Item 3), pursuant to participation agreements with Cerberus or Madeleine, as the case may be, as of the date hereof, (i) Cerberus is the beneficial owner of 200,000 Warrants and $750,000 in principal amount of Debentures, (ii) International is the beneficial owner of 200,000 Warrants and $750,000 in principal amount of Debentures, (iii) Ultra is the beneficial owner of 24,000 Warrants and $150,000 in principal amount of Debentures and (iv) the Funds are the beneficial owners of 368,000 Warrants and $1,400,000 in principal amount of Debentures. The remaining Warrants and Debentures were transferred to entities over which Stephen Feinberg possesses no voting or investment power. The transactions were private transactions. Madeleine disclaims beneficial ownership of the Warrants although it is the record holder of such Warrants.

                               Page 2 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D dated November 29, 1996 (the "13D") filed by Madeleine LLC ("Madeleine"), Cerberus Partners, L.P. ("Cerberus") and Stephen Feinberg and others with respect to shares of Common Stock, par value $0.01 per share ("Shares") underlying certain warrants ("Warrants") and 10% Convertible Senior Subordinated Debentures ("Debentures") of Meris Laboratories, Inc. (the "Company") whose principal executive offices are located at 2890 Canker Road, San Jose, California 95134. Certain terms used and not described in this Amendment have the meanings ascribed to them in the 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 as reported in the 13D is hereby amended and restated as follows:

(a) The person filing this statement is Stephen Feinberg. Mr. Feinberg indirectly through one or more partnerships or other entities, possesses voting and investment power over all Shares owned by (a) Cerberus (b) Cerberus International, Ltd. ("International") and Ultra Cerberus Fund, Ltd. ("Ultra") each of which are corporations organized under the laws of the Bahamas, and
(c) various private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

(b) The address of the principal place of business and principal office of Stephen Feinberg is 450 Park Avenue, New York, New York, 10022.

(c) The principal occupation of Stephen Feinberg is as the General Partner of Feinberg Management L.P. and other related investment firms.

(d) Stephen Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Stephen Feinberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoiningfuture violations of, or prohibiting or mandating activities subject to,Federal or state securities laws or finding any violation with respect to suchlaws.

(f)   Stephen Feinberg is a citizen of the United States.


                               Page 3 of 6 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 as reported in the 13D is hereby amended and restated as follows:

On November 18, 1996, Madeleine, as lender and the Company, as borrower, entered into a demand loan agreement (the "Loan Agreement") pursuant to which a portion of Meris' consideration therefor consisted of Warrants for the purchase of 800,000 Shares. Prior to that, on September 30, 1996, Cerberus purchased (the "Purchase") $3,150,000 in principal amount of Debentures previously issued by the Company. The Debentures, if not redeemed, are convertible to common stock. The current conversion price under the Debentures when purchased by Cerberus was $3.45 per Share.

All funds used to purchase such Debentures and Warrants of the Company on behalf of Cerberus, International, Ultra and the Funds came directly from the net assets of such entities.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Item 4 as reported in the 13D is hereby amended and restated as follows:

The purpose of the acquisition of the Warrants and Debentures on behalf of Cerberus, International, Ultra and the Funds is for investment.

Other than as set forth above, Stephen Feinberg does not have anyplans or proposals which relate to, or could result in, any of the mattersreferred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule13D. Such entities and persons may, at any time and from time to time,review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 as reported in the 13D is hereby amended and restated as follows:

(a) The approximate aggregate percentage of Securities reported beneficially owned by the reporting person herein is based on 9,686,593 Shares including 8,010,535 Shares outstanding as of September 16, 1996, as reflected in the Form 10Q of the Company for the period ending September 30, 1996 plus 792,000 Shares underlying Warrants beneficially owned by the reporting person, plus 884,058 Shares underlying Debentures beneficially owned by the reporting person (assuming a conversion price of $3.45 per Share). For purposes of calculating the percentages herein, the number of Shares underlying Warrants and Debentures beneficially owned by the reporting person has been added to the number of Shares outstanding as though such Warrants had been exercised and such Debentures had been converted.

      Although Cerberus is the record owner of all of the principal amount of Debentures issued pursuant to the Purchase, and Madeleine is the record owner of all Warrants issued pursuant to the Loan Agreement, pursuant to participation agreements with Cerberus or Madeleine, as the case may be, as of the date hereof, (i) Cerberus is the beneficial owner of 200,000 Warrants and $750,000 in principal amount of the Debentures, (ii) International is the beneficial owner of 200,000 Warrants and $750,000 in principal amount of the Debentures, (iii) Ultra is the beneficial owner of 24,000 Warrants and $150,000 in principal amount of the Debentures and (iv) the Funds are the beneficial owners of 368,000 Warrants and $1,400,000 in principal amount of Debentures. The remaining Warrants and Debentures were transferred to entities over which Stephen Feinberg possesses no voting or investment power. The transactions were private transactions. Madeleine disclaims beneficial ownership of the Warrants although it is the record holder of such Warrants.

(b) Stephen Feinberg possesses voting and investment power over all Shares owned by Cerberus, International, Ultra and the Funds.


                               Page 4 of 6 Pages

Stephen Feinberg owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Stephen Feinberg may be deemed to own beneficially 792,000 Warrants and Debentures convertible into 884,058 Shares, constituting approximately 17.30% of the Shares outstanding. Madeleine disclaims beneficial ownership of the Shares held.

(c) On September 30, 1996 Cerberus purchased Debentures which are convertible into 913,043 Shares (assuming a conversion price of $3.45 per share, which was the conversion price in effect at the time the Company issued the Debentures), and on November 18, 1996, the Company issued to Madeleine Warrants to purchase 800,000 Shares at $0.01 per share. Pursuant to participation agreements, Cerberus, International, Ultra and the Funds became beneficial owners of the Warrants and Debentures as described above. Certain of the Warrants and Debentures issued to Madeleine and Cerberus were transferred to entities over which Stephen Feinberg possesses no voting or investment power. The transactions were private transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 as reported in the 13D is hereby amended and restated as follows:

Other than as described above, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.



                               Page 5 of 6 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                    March 6, 1997



                                    /s/ STEPHEN FEINBERG
                                    Stephen Feinberg, on
                                    behalf of
                                    Cerberus Partners, L.P.,
                                    Cerberus International, Ltd.,
                                    Ultra Cerberus Fund, Ltd.,
                                    Madeleine LLC and the various
                                    private investment funds.





                               Page 6 of 6 Pages